Exhibit 99.1

Ballard to Participate at Multiple Upcoming Investor Conferences

VANCOUVER, May 8, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced that the company will participate at several upcoming investor conferences in the U.S. and China:

•	Tuesday, May 15th – Guy McAree, Director of Investor Relations, will meet 1-on-1 with interested investors during the 3rd Annual Oppenheimer Emerging Growth Conference at the Intercontinental New York Barclay Hotel in New York City.
•	Tuesday, May 22nd – Randy MacEwen, President & CEO, will present and meet 1-on-1 with interested investors during the Reach China Investment Conference at the Andaz Hotel in Shanghai, China.
•	Wednesday, May 23rd – Guy McAree will present and meet 1-on-1 with interested investors during the B.Riley FBR Annual Investor Conference at Loews Santa Monica Beach Hotel in Santa Monica, California.
•	Thursday, May 31st – Randy MacEwen will participate on a "Fuel Cells – Exploring Various Applications" panel and will meet 1-on-1 with interested investors during the Sustainable Energy & Industrial Technology Forum at the Cowen 46th Annual Technology, Media & Telecom Conference at The Lotte New York Palace Hotel in New York City.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/08/c4952.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 14:00e 08-MAY-18